File No.  70-9841

   As filed with the Securities and Exchange Commission on February 20, 2001

                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                              AMENDMENT NO. 1
                                    TO
                           FORM U-1 DECLARATION
                                  UNDER
              THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
----------------------------------------------------------------------

                     Consolidated Natural Gas Company
                           120 Tredegar Street
                           Richmond, VA 23219

               (Name of company filing this statement and
                 address of principal executive offices)
 --------------------------------------------------------------------

                         Dominion Resources, Inc.

                 (Name of top registered holding company
                  parent of each applicant or declarant)
----------------------------------------------------------------------

                            James F. Stutts
                   Vice President and General Counsel
                         Dominion Resources, Inc.
                           120 Tredegar Street
                           Richmond, VA 23219

                 (Name and address of agent for service)
  -------------------------------------------------------------------

             The Commission is also requested to send copies of any communication in connection with this matter to:

                        Norbert F. Chandler, Esq.
                            Managing Counsel
                    Dominion Resources Services, Inc.
                   Dominion Tower, 625 Liberty Avenue
                          Pittsburgh, PA 15222


							    File No. 70-9841


                                AMENDMENT NO. 1
                                      TO
                                  DECLARATION
                                     UNDER

                         SECTIONS 6(a), 7(e) and 12(e)

                                      OF

                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                            AMENDMENT OF INDENTURE

                           SOLICITATION OF CONSENTS


Item 1.	Description of Proposed Transactions.

GENERAL

	Consolidated Natural Gas Company (the "Company") , through its subsidiaries, engages in all phases of the natural gas business - distribution, transmission, exploration and production. The Company's public utility subsidiaries, doing business as Dominion East Ohio, Dominion Peoples and Dominion Hope, currently serve at retail approximately 1.7 million residential, commercial and industrial gas sales and transportation customers. Dominion Transmission, Inc. operates a regional interstate pipeline system and provides gas transportation and storage services to each of the Company's public utility subsidiaries and to non-affiliated utilities, end-users and others in the Midwest, the Mid-Atlantic states and the Northeast. Dominion Transmission, Inc., along with Dominion East Ohio and Dominion Peoples, operates a combined 26 natural gas storage fields with 885 Bcf of storage capacity. Dominion Exploration and Production, Inc. explores for and produces gas and oil primarily in the onshore and offshore Gulf of Mexico region, the southern and western United States and the Appalachian region.

	The Company became a wholly-owned subsidiary of Dominion Resources, Inc. ("DRI") pursuant to a merger ("Merger") which was approved by the Securities and Exchange Commission (the "Commission") by order dated December 15, 1999, HCAR No. 35-27113, and completed on January 28, 2000. Both DRI and the Company are registered holding companies under the Public Utility Holding Company Act of 1935 ("Act").

     This Declaration of the Applicants is submitted, under the Public Utility Holding Company Act of 1935 (the "Act") in connection with proposed amendments to the Indenture, dated as of May 1, 1971, between the Company and The Chase Manhattan Bank, as successor Trustee (the "1971 Indenture"). Pursuant to the 1971 Indenture and 19 supplemental indentures executed thereunder, the Company had issued 20 series of debentures from 1971 to 1995. Currently there are only three series of debentures outstanding under the 1971 Indenture. The following table shows the identity and principal amount outstanding of, and the Commission order authorizing, each issue of these debentures.

                 Debentures                    Principal Amount   HCAR No.

5-3/4% Debentures Due August 1, 2003             $150,000,000     35-25800
6-5/8% Debentures Due December 1, 2013            150,000,000     35-25800
8-3/4% Debentures Due October 1, 2019              71,010,000     35-24896
                                                  ___________

          Total outstanding                      $371,010,000
                                                  ==========

The three series of debentures are listed on the New York Stock Exchange. All payments of principal and interest on the debentures are current.

The Company also currently has outstanding $1,350,000,000 principal amount in debt securities under an Indenture dated as of April 1, 1995 between the Company and United States Trust Company of New York, as Trustee (the "1995 Indenture"). The 1995 Indenture is filed as Exhibit A-5.


AMENDMENTS AND SOLICITATION OF CONSENTS


     The Company requests (i) authority pursuant to Sections 6(a)(2) and 7(e) of the Act to amend the 1971 Indenture as described herein and (ii) authority pursuant to Section 12(e) of the Act and Rule 62 to solicit consents with respect to such amendments from holders of the 5-3/4% Debentures Due
August 1, 2003 ("5-3/4% Debentures") and the 6-5/8% Debentures Due
December 1, 2013 ("6-5/8% Debentures"). It is planned that a consent solicitation statement and accompanying materials (consisting of a consent letter, a form of beneficial owner proxy authorizing a registered owner to consent, a letter to nominees such as brokers and dealers, and a form letter to be used by nominees to advise their clients of the consent solicitation) will be mailed or hand delivered to debentureholders in the second half of February, 2001. The two series will be referred to collectively as the "Debentures" and the holders of the Debentures as "Debentureholders".
Of the three outstanding series of debentures under the 1971 Indenture, only the 8-3/4% Debentures Due October 1, 2019 can be redeemed; these debentures have been called for redemption on February 16, 2001 at a redemption price of $103.42.

     The Company wishes to amend the 1971 Indenture to remove certain covenant restrictions. The effect of these amendments will, in general, be to eliminate covenants and restrictions found in the 1971 Indenture but not in the 1995 Indenture. Debentureholders of 66 2/3% in principal amount of each series of Debentures must consent to the amendments (and not have revoked their consents) in order for them to become effective (the "Required Consents"). Failure to deliver a consent will have the same effect as voting against the amendments.

     Registered Debentureholders or any agent they appoint in writing may execute consents. A written consent delivered by any Debentureholder will be binding on all future holders of the same Debenture and of all


                                      2


Debentures issued in exchange for it, unless the successor Debentureholder revokes the consent before the Required Consents are received.

     The Company reserves the right to terminate or amend the terms of the solicitation at any time before the Required Consents have been received (the "Effective Time"). Consents may be revoked until the Effective Time but not thereafter.

	The Company has retained Morgan Stanley & Co. Incorporated as the solicitation agent for the solicitation of consents, and D. F. King & Co., Inc. as both tabulation agent and information agent.

     The 1971 Indenture and the text of a proposed Twentieth Supplemental Indenture implementing the desired amendments are filed as Exhibits A-1 and A-4, respectively.


CONSENT FEE AND SOLICITATION EXPIRATION DATE

     If the Required Consents are received, the Company will pay a consent fee to each Debentureholder who has delivered a valid consent before the expiration date ("Expiration Date") as set by the Company. The consent fee will be $ (1) per $1,000 principal amount for holders of the 5-3/4% Debentures and $ (1) per $1,000 principal amount for holders of the 6-5/8% Debentures. The initial Expiration Date has not yet been determined. The Company may extend the Expiration Date at any time, or from time to time, by giving oral or written notice to the Trustee.

     No interest will be paid on the consent fee. The consent fee will not be paid to transferees of a Debenture for which a valid consent has been given and not revoked, even though the consent will be binding on them. Likewise, Debentureholders who deliver consents after the Expiration Date or who do not consent to the proposed amendments will not receive a consent fee.

     The consent fee will not be paid and the proposed amendments to the 1971 Indenture will not become effective if (i) the Required Consents are not obtained by the Expiration Date (as it may be extended from time to time) or (ii)Commission approval of the amendments under the Act has not been obtained.


______________
(1) The amount of the anticipated consent fees are filed under claim for confidential treatment pursuant to Rule 104(b). The Company, however, reserves the right to increase the consent fees from those submitted under Rule 104(b) either before the commencement of or during the solicitation period.


                                      3


DETAILED DESCRIPTION OF THE AMENDMENTS

A. Some or all of Sections 6.05 through 6.10, inclusive, of the 1971 Indenture along with provisions from supplemental indentures under which the Debentures were issued corresponding to Section 6.08(2), may be deleted.

    A description of the provisions that may be deleted is as follows.

    Section 6.05 places some restrictions on the Company's ability to sell, or a restricted subsidiary's ability to issue or sell, other than to the Company or another restricted subsidiary, shares of common stock or voting stock. A restricted subsidiary is a subsidiary in which the Company or other restricted subsidiaries own at least 75% of the voting shares.

    Section 6.06 prohibits the Company and its subsidiaries from incurring funded debt unless during 12 consecutive months out of the last 15 months consolidated income is equal to 2.5 times annual interest charges plus subsidiary preferred stock dividend requirements, and consolidated debt and subsidiary preferred stock will not exceed 60% of consolidated net tangible assets. "Funded Debt" is any indebtedness maturing by its terms (or at the Company's option) more than one year from the date of its creation. As of September 30, 2000, the maximum funded debt that the Company and its subsidiaries could incur was approximately $300 million.

    Section 6.07 provides that no subsidiary of the Company can incur funded debt to third parties unless the funded debt and preferred stock of the subsidiary will not exceed 60% of its capitalization, and funded debt and preferred stock of all subsidiaries will not exceed 15% of the Company's consolidated net tangible assets.

    Section 6.08 and corresponding provisions of the Seventeenth and Eighteenth Supplemental Indentures prohibit the Company from paying dividends on its capital stock if the amount paid, together with cumulative past dividends from a prior date (usually near the issue date of the series of debentures), would exceed Net Income Available for Dividends, as defined in the 1971 Indenture, from that date plus an amount calculated to be free for dividends as of such date. Prior to the Merger, Section 6.08 imposed no material restriction on the Company's ability to pay dividends in the ordinary course. As part of the Merger plan, the Company represented in the proceeding at File No. 70-9517 that it was prepared to divest certain non-core assets of the Company in order to pay down Merger related borrowings. The provisions of
    Section 6.08 and, until October 2000, certain Merger related accounting adjustments (see Footnote 3 below) limited the Company's ability to remit to DRI the full proceeds from such asset sales, which had been earmarked to pay

_______________
(2) Sections 4.01 of (i) the Seventeenth Supplemental Indenture dated as of August 1, 1993 with respect to the 5-3/4% Debentures and (ii) the Eighteenth Supplemental Indenture dated as of December 1, 1993 with respect to the 6-5/8% Debentures.



                                      4



    down Merger related debt during the regulatory approval process for the Merger, as well as reasonable ordinary course dividends. (3)

    Section 6.09 prohibits the Company from engaging in any merger or consolidation, or transferring all or substantially all its assets unless the successor corporation meets certain financial tests. In general, the successor must not have greater indebtedness than the Company; must have had, for a period of 12 consecutive months out of the preceding 15 months, consolidated income at least 2.5 times annual interest charges plus subsidiary preferred stock dividend requirements; must not have consolidated debt plus subsidiary preferred stock in excess of 60% of consolidated net tangible assets; and must not have subsidiary funded debt and preferred stock in excess of 15% of consolidated net tangible assets. In addition, if in connection with any such merger, consolidation or transfer of assets, the Company's property becomes subject to a lien, the Debentures must be equally and ratably secured.

    Section 6.10 requires the Company to file officers' certificates evidencing compliance with certain of the provisions of Sections 6.06, 6.07, 6.08 and 6.09.

      Neither the 1995 Indenture nor any of the Company's other credit arrangements contain restrictions of the kind imposed by Sections 6.05 through 6.10 and the corresponding provisions of the supplemental indentures described above. If these restrictions are removed, the Company will have greater freedom to incur debt, pay dividends and engage in restructuring transactions that would otherwise be prohibited by the terms of the 1971 Indenture. The amendments would update the terms of the 1971 Indenture to those generally accepted in capital markets for borrowers of the financial stature of the Company and DRI.


B. The Company would agree for the benefit of the Debentureholders that it will comply with all covenants and restrictions in the 1995 Indenture.

     Under the proposed amendments, the Company will agree for the benefit of the Debentureholders that it will comply with all covenants and restrictions in the 1995 Indenture as
______________
(3) Under Section 12(c) of the Act, the Company is only permitted to pay dividends out of retained earnings. However, as a result of the purchase accounting adjustments related to the Merger, retained earnings in the approximate amount of $1.6 billion were reclassified as paid-in-capital. This accounting adjustment similarly affected Consolidated Net Income Available for Dividends as defined under the 1971 Indenture. The Commission granted relief from this restriction under the Act by order dated October 5, 2000,
     HCAR No. 27212. However, the Commission's action does not provide relief from the other aspects of the dividend restrictions imposed
     by Section 6.08 of the 1971 Indenture.   As of September 30, 2000
     and after giving effect to the Commission's order, the Company had approximately $465 million in available dividend payment capacity, prior to remitting proceeds from assets sales to DRI to pay down Merger related borrowings.


                                      5


currently in effect. This is intended to provide assurances to Debenture-holders that they will have the benefit of the same covenants and restrictions as the holders of debt securities under the 1995 Indenture currently have. Any future amendment to the 1995 Indenture will not have any effect on this provision unless it is approved by the holders of 66 2/3% in principal amount of each series of Debentures and of all the Debentures collectively. The 1995 Indenture includes a restriction on sale-leaseback transactions that will complement the limitation on liens provision already in the 1971 Indenture. The 1995 Indenture does not, however, place any limits on the Company's ability to incur indebtedness or pay dividends.

C.  No further debentures may be issued under the 1971 Indenture.

      The Company will agree not to issue any additional debentures under the 1971 Indenture.


COMPLIANCE WITH RULES 53 AND 54

	The Company meets all of the conditions of Rules 53 and 54.
As of September 30, 2000, the Company had a total of approximately $157.3 million in investments in an exempt wholesale generator, as defined in Section 32 of the Act, and in foreign utility companies, as defined in Section 33 of the Act. Of the amount invested as of such date, approximately $145 million represents investments in Argentine foreign utility companies which were sold on October 12, 2000. The average of the Company's retained earnings as reported for the four most recent quarterly periods on the Company's Form 10-K or 10-Q filed under the Securities Exchange Act of 1934 is approximately $355 million.


Item 2.	Fees, Commissions and Expenses.

      The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with seeking the authorizations herein requested are estimated to be $805,000. This amount, which is in addition to consent fees to be paid to Debentureholders, includes payments to be made to counsel, the consent solicitation firm, printers and Dominion Resources Services, Inc.

Item 3.     Applicable Statutory Provisions.

      Section 6(a) requires that the Commission approve by order the exercise, by any registered holding company or subsidiary thereof, of any privilege or right to alter the priorities, voting power, or other rights of the holders of an outstanding security of such company.
Section 7(e) of the Act states that, if there is compliance with state law, the Commission shall permit a declaration to become effective regarding the exercise of a privilege or right to alter the priorities, preferences, voting power, or other rights of the holders of an outstanding security unless the Commission finds that such exercise will result in an unfair or inequitable distribution of voting power among holders of the securities of the declarant or is otherwise detrimental to the public interest or the interest of investors or consumers.


                                       6


      The proposed transaction does not affect voting rights of any security. Nor should the proposed transaction be deemed detrimental to the public interest or the interest of investors or consumers since the Commission has in the past approved amendments to indentures similar to those proposed in this Declaration. See Commission order dated September 20, 1985,
HCAR No. 23836, The Columbia Gas System, Inc.; Commission order dated
August 22, 1969, HCAR No. 16455, The Columbia Gas System, Inc.; Commission order dated May 9, 1969, HCAR No. 16368, Consolidated Natural Gas Company; and Commission order dated September 13, 1968, HCAR No. 16160, National
Fuel Gas Company. Further, the Debentureholders are being fairly and adequately compensated for their consents.

      Section 12(e) of the Act provides that any solicitation of any proxy regarding any security of a registered holding company shall be unlawful if made in contravention of such rules as may be promulgated by the Commission. The Commission has promulgated Rule 62 under the Act, which provides that no such solicitation shall be made except pursuant to a declaration with respect to such solicitation which has become effective. This Declaration is also being filed by the Company with respect to the proposed solicitation of consents from the Debentureholders in accordance with Rule 62.

Item 4.      Regulatory Approvals.

      No state commission and no other Federal commission has jurisdiction of the proposed transactions.

Item 5.      Procedure.

      In order for the Company to promptly distribute solicitation materials for consents, it is respectfully requested that the Commission issue and publish as soon as possible a notice with respect to the filing of this Declaration and, concurrently therewith, enter an appropriate order granting and permitting the solicitation of consents of Debentureholders.
It is also requested that this Declaration become effective at the earliest possible date so that the Company can continue its financing programs without costly interruption.

      It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed transaction. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.


                                      7





Item 6.        Exhibits and Financial Statements

(a) Exhibits
     _______

     A-1  Indenture dated as of May 1, 1971 between Consolidated
     Natural Gas Company and The Chase Manhattan Bank as successor Trustee. (Previously filed)

     A-2   Seventeenth  Supplemental Indenture, dated as of
     August 1, 1993, supplementing the Indenture dated as of May 1, 1971. (Incorporated by reference to Exhibit 1 to Form 8-A filed
     August 31, 1993 under File No. 1-3196)

     A-3  Eighteenth Supplemental Indenture, dated as of
     December 1, 1993, supplementing the Indenture dated as of May 1, 1971.
     (Incorporated by reference to Exhibit 1 to Form
     8-A filed December 16, 1993 under File No. 1-3196)

     A-4  Draft of Twentieth Supplemental Indenture to the
     Indenture dated as of May 1, 1971.
     (Previously filed)

     A-5  Indenture dated as of April 1, 1995 between
     Consolidated Natural Gas Company and
     United States Trust Company of New York, as
     Trustee.
     (Incorporated by reference to Exhibit 4 to Certificate of Notification filed April 21, 1995 under File No. 70-8107)

     B-1  Draft of Consent Solicitation Statement.
     (Previously filed)

     B-2  Draft of Consent Letter.
     (Previously filed)

     B-3 Draft of letter to brokers, dealers, commercial banks, trust companies and other nominees.
     (Previously filed)

      F-1  Opinion of Counsel.
     (Filed herewith)


                                      8


Item 7.        Information as to Environmental Effects.

     The changes in service company arrangements involve neither a "major federal action" nor "significantly affect the quality of the human environment" as those terms are used in Section 10(2)(C) of the National Environmental Policy Act, 42 U.S.C. Section 4321, et seq. The only federal actions related to the changes in service company arrangements pertain to the Commission's approval of this Declaration seeking authorization to solicit consents regarding a security under the 1935 Act. No federal agency is preparing an environmental impact statement with respect to this matter.




                                      9



                                  SIGNATURES

      Pursuant to the Public Utility Holding Company Act of 1935, the undersigned company has caused this Declaration to be signed on its behalf by the undersigned thereunto duly authorized.



 						CONSOLIDATED NATURAL GAS COMPANY



                                    By:       James F. Stutts
                                              __________________

                                    Name:     James F. Stutts

                                    Title:    Vice President and
	                                        General Counsel

                                    Date:     February 20, 2001






                                       10